UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2017

On May 15, 2017, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2017 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

	By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 15, 2017

adecoagro

1Q17

1Q17
Earnings Release
Conference Call

English Conference Call
May 16, 2017
9 a.m. (US EST)
10 a.m. Buenos Aires time
10 a.m. São Paulo time
3 p.m. Luxembourg time

Tel: +1 (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded 1Q17 Adjusted EBITDA of $44.8 million, 3.6% higher year-over-year

Luxembourg, May 15, 2017 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the first quarter ended March 31, 2017. The financial information contained in this press release is based on the unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non – IFRS measures. Please refer to page 22 for a definition and reconciliation to IFRS of the Non – IFRS measures used in this report.

Highlights

Financial & Operating Performance			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Gross Sales	166,091	121,484	36.7%
Net Sales (1)	159,953	117,551	36.1%
Adjusted EBITDA (2)			
Farming & Land Transformation	19,651	26,204	(25.0%)
Sugar, Ethanol & Energy	30,264	22,088	37.0%
Corporate Expenses	(5,158)	(5,079)	1.6%
Total Adjusted EBITDA	**44,757**	**43,213**	**3.6%**
Adjusted EBITDA Margin (2)	***28.0%***	***36.8%***	***(23.9%)***
Adj. EBITDA Margin net of 3rd party commerc. (3)	***33.1%***	***41.4%***	***(20.1%)***
Net Income	5,967	2,752	116.8%
Farming Planted Area (Hectares)	224,708	210,556	6.7%
Sugarcane Plantation Area (Hectares)	136,384	130,637	4.4%

- Adecoagro recorded Adjusted EBITDA(3) of $44.8 million in 1Q17, representing a 3.6% increase compared to 1Q16.
- Gross sales in 1Q17 reached $166.1 million, 36.7% higher year-over-year
- Net income in 1Q17 stands at $6.0 million, $3.2 million higher than 1Q16.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 22 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated net sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production. Third party commercialization

Financial & Operational Performance Highlights Sugar, Ethanol & Energy Adjusted EBITDA in our Sugar, Ethanol & Energy business in 1Q17 reached $30.3 million, $8.2 million higher than 1Q16. Results were mainly driven by (i) higher sugar, ethanol and energy sales volumes (5.4%, 13.0% and 89.3%, respectively); (ii) higher realized prices (57.9%, 18.5% and 27.0% higher, respectively); and (iii) a $14.2 million gain derived from the mark-to-market effect of our sugar hedge position. These positive effects were partially offset by (iv) an increase in unitary production costs mainly explained by an increase in third party sugarcane purchases and the appreciation of the BRL; and (v) a $2.7 million loss from changes in fair value of our sugarcane plantation, mainly resulting from lower projected sugar prices and BRL appreciation. Rains in our cluster in Mato Grosso do Sul during November 2016 through March 2017 were 25% below the 10-year average. Therefore, we decided to fine-tune our harvest schedule in order to maximize sugarcane productivity throughout the year. As a result, we decided to slowdown the pace of crushing during the first quarter, and only crush: (i) our own sugarcane that has grown to 16-18 months in age; and (ii) sugarcane purchased from third-parties. This strategy will allow our traditional 12-month sugarcane to grow an additional 2 or 3 months, and benefit from normalized rains during March and April. At the same time, any down time was used to conduct “off-season” maintenance of industrial equipment, agricultural machinery and sugarcane replanting. Despite our decision to decelerate the milling pace, we were able to crush a total of 1.5 million tons during 1Q17, essentially in line with last year. Despite dry weather during the summer months, sugarcane yields during the quarter reached 94.1 tons/ha, significantly above the 5-year average yield for Brazil’s center-south region. This is explained by our focus on enhancing sugarcane quality and treatment. Yields fell 8.0% compared to our yields in 1Q16 as a result of above average rainfalls during November 2015 through February 2016. In terms of sugar content, TRS during the quarter increased to 110.0 kg/ton, 2.6% higher than 1Q16. Farming & Land Transformation Adjusted EBITDA in our Farming business in 1Q17 was $19.7 million, 25% lower than 1Q16. This decrease is primarily temporal in nature due to different planting/harvesting cycles, which can vary due to crop rotations, seed varieties and weather. Therefore we expect stronger performance in the Crops and Rice businesses in the upcoming quarters as these seasonality issues are reversed. In the case of soybean and corn, excess rains during January and February have delayed the seeding of the crops. The crops are developing normally and yield potential has not been affected, but margin recognition has been skewed towards the second and third quarters. Regarding the rice crop, despite a 16.5% increase in yields, margins were negatively affected by (i) higher harvesting expenses due to setbacks caused by rains; and (ii) a 21.1% decrease in white rice sales due to schedule of shipments, partially offset by a 14.6% increase in white rice prices. Consequently, as we ramp up sales volumes during the upcoming quarters we expect to offset the reduction in margins reported in the current quarter. In terms of foreign exchange, our costs of production in Argentina have been negatively affected in dollar terms as a result of the appreciation of the Argentine peso in real terms. 2

These negative effects were partially offset by (i) a $1.9 million increase in our Dairy business driven by solid productivity and rising milk prices; and (ii) a $1.6 million gain derived from the mark-to-market effect of our soybeans and corn hedge derivatives. Consolidated Net Income Net Income in 1Q17 was $6.0 million, $3.2 million higher than in 1Q16. Net income during the quarter was enhanced by stronger Adjusted EBITDA and improved financial results, and was partially offset by a $4.1 million increase in depreciation expenses resulting mainly from the expansion of our sugarcane plantation and the appreciation of the Brazilian Real. Strategy Execution Sugar, Ethanol & Energy Expansion Update The expansion of our cluster in Mato Grosso do Sul, as announced in our 4Q16 Earnings Release, is currently underway and being executed according to schedule. The expansion of the Angelica mill is already complete. We have installed larger mill rollers and expanded the sugar centrifugation and ethanol filtration processes. Nominal crushing capacity has increased by 0.9 million, from 4.7 million tons per year to 5.6 million tons per year. Regarding the Ivinhema mill, we have already begun building the foundations for the new mill tandem (#6). Regarding the expansion of our sugarcane plantation to supply the new milling capacity, we have already leased the necessary land scheduled to be planted in 2017 at prices according to budget. Planting activities are being executed as planned. We have succesfully planted 7.0 thousand hectares or 28% of the targeted area for 2017. In addition, depreciated agricultural machinery has already been renewed according to plan, which we expect will increase our harvest capacity by 10% year-over-year. Accretive Growth Projects in our Farming Business In light of the improved regulatory framework and outlook for the agribusiness sector in Argentina, we have identified several growth opportunities across our farming operations. These investments will allow us to increase operational efficiency, reduce costs and enhance returns across our dairy, rice and crops segments. These projects are expected to generate ROIC well in excess of our cost of capital. o Dairy business: our free-stall dairies #1 and #2 are fully ramped-up and delivering superior productivity. We are now ready to continue consolidating the operation and increase capacity. We plan to invest $50.0 million over the next four years to build free-stalls #3 and #4. This project will allow us to double production capacity, reaching over 185 million liters of fluid milk production per year and over 14 thousand milking cows. This investment is a unique opportunity to leverage on Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise and the positive outlook for global and local milk prices. o Rice business: during the second half of the year we will be investing $6.0 million in various equipment and machines to improve our rice processing and distribuition, and increase the value of main by-products. These projects include: (i) a rice parboiling plant; (ii) a new packaging 3 machine for branded white rice; (iii) expansion of finished goods storage capacity; (iv) a rice husk bailing press; and (v) a rice bran oil de-activation system. This will allow us to strengthen our brand in the local market and increase margins. o Crops business: following the recent boost in Argentina’s grain production volumes, specifically corn and wheat, certain regions are affected from lack of grain storage and conditioning capacity. This is generating bottlenecks and increasing logistics costs. In order to continue managing our production capacity efficiently, we will build two new storage and conditioning facilities located near the Rosario and Bahia Blanca ports. These assets will allow us to reduce our conditioning and logistics costs and enhance our commercial flexibility. Total investment is expected to reach $11.0 million over the next 12-months. Market Overview Sugar prices continued to rally during January and early February, driven by news of a smaller sugarcane crop in India which would result in strong sugar imports. However, lack of fundamental news, specially the absence of imports announcements from the Indian government, resulted in financial speculators reducing their net long position significantly, pressuring prices strongly. Average sugar prices during 1Q17 were 6% lower than average prices in 4Q16, but 36% higher than prices in 1Q16. Going forward, we expect uncertainties regarding weather and consequently production volumes in key countries should provide high price volatility Ethanol prices fell during 1Q17, reaching their lowest levels since August 2016, driven by lower demand and higher import volumes throughout the quarter. As reported by UNICA, anhydrous and hydrous sales volumes were 1.4% and 21.0% lower year-over-year, respectively. Consequently, average prices in the quarter were 12% below 1Q16 and 11% below 4Q16. The market is expecting another reduction in ethanol production for the current harvest (2017/18) and an increase in overall fuel consumption, which could impact prices positively. Energy spot prices during January and February ranged between 121 and 128 BRL/MWh, on average 5.0% lower year-over-year. However, as a result of below average rains in the south of Brazil and an increase in power consumption, prices began to rise during March. The average price per megawatt hour in March was 216 BRL, and grew to 370 BRL in April. Water reservoir levels are currently at 39.4% compared to 57.1% at the same time last year. Grain prices continue to feel the pressure of four straight years of global bumper crops. Corn prices increased 2.4% during 1Q17, while soybean prices fell 4.2%. Corn prices were negatively affected during early March after USDA reported US corn stocks slightly above market expectations. Prices found support towards the end of the month after USDA reported a 4.3% year-over-year reduction in US planted acreage. In the case of soybean, prices found bearish pressure during March as USDA reported a 7.3% year-over-year increase in US planted acreage for 2017/18 and higher than expected stocks. In the case of South America, excellent weather conditions during crop development are expected to result in record crops. As of April 2017, USDA estimated combined production for Argentina and Brazil of 167 million tons of soybean and and 132 million tons of corn, respectively 8.9% and 37.5% higher year-over-year. 4 adecoagro
1Q17

Farming & Land Transformation Business

Operational Performance

2016/17 Harvest Year

Farming Production Data									
Planting & Production	**Planted Area (hectares)**			**2016/17 Harvested Area**			**Yields (Tons per hectare) (3)**		
	2016/17	**2015/16**	**Chg %**	**Hectares**	**% Harvested**	**Production**	**2016/17**	**2015/16**	**Chg %**
Soybean	55,215	59,474	(7.2%)	7,359	13.3%	28,255	3.8	3.2	19.5%
Soybean 2nd Crop	29,243	28,903	1.2%	546	1.9%	1,855	3.4	2.5	37.5%
Corn (1)	44,998	38,663	16%	6,644	14.8%	44,679	6.7	6.3	7.6%
Corn 2nd Crop	9,982	3,994	149.9%	-	0.0%	-	-	3.9	-
Wheat (2)	38,008	32,396	17.3%	38,007	100.0%	115,336	3.0	2.3	32.8%
Sunflower	5,413	9,547	(43.3%)	5,329	98.4%	9,698	1.8	1.8	3.0%
Cotton	2,121	-	n.a	-	0.0%	-	-	0.7	-
Total Crops	**184,980**	**172,976**	**6.9%**	**57,885**	**31.3%**	**199,823**			
Rice	39,728	37,580	5.7%	39,392	99.2%	233,937	5.9	5.1	16.5%
Total Farming	**224,708**	**210,556**	**6.7%**	**97,277**	**43.3%**	**433,760**			
Owned Croppable Area	121,260	120,065	1.0%						
Leased Area	64,223	64,486	(0.4%)						
Second Crop Area	39,224	26,005	50.8%						
Total Farming Area	**224,708**	**210,556**	**6.7%**						

	Milking Cows (Average Heads)			**Milk Production (MM liters)(1)**			**Productivity (Liters per cow per day)**		
Dairy	**1Q17**	**1Q16**	**Chg %**	**1Q17**	**1Q16**	**Chg %**	**1Q17**	**1Q16**	**Chg %**
Milk Production	6,774	6,746	0.4%	21.6	21.5	0.8%	35.5	35.0	1.5%

(1) Includes sorghum and peanuts
(2) Includes barley.
(3) Yields for 2016/17 season are partial yields related to the harvested area as of April 30, 2017. Yields for 2015/16 reflect the full harvest season.
Note: Some planted areas may reflect minor adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

As of January 31, 2017, Adecoagro's planting activities for the 2016/17 harvest year were completed. Our total planted area reached 224,708 hectares, 6.7% higher compared to the previous harvest year. Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has increased by 1.0%. Leased area, which is an opportunistic business driven by return on invested capital, has increased by 11.5% compared to the 2015/16 harvest year. Double crop area, (mostly wheat followed by a soy 2nd crop) increased by 19.2%, as a result of the improvement in wheat margins.

As of the end of April 2017, harvest operations for most of our crops were well underway, with 43.3% of total area already harvested.

Soybean: As of the end of April 2017, we harvested 13.3% of the soybean crop. In the Humid Pampas region, crop development evolved above average as a result of abundant moisture and good temperatures during the season. The crop is now being harvested and achieving yields above the historical average.

Soybean 2nd crop: The harvest of second crop soybean started during mid-April 2017 and is advancing well. We expect strong productivity, above the historical average.

5

adecoagro
1Q17

Corn: As of the end of April 2017, the harvested area for early corn totaled 6,644 hectares or 14.8% of the total planted area. Due to abundant rains during the beginning of the year, corn seeding was delayed. Therefore, the harvest is currently less advanced than the previous year. Despite the delayed planting, the crop has received abundant rains and has developed normally. We expect good productivity.

Wheat: The harvest of wheat was completed during the beginning of the year with 38,007 hectares harvested. Average yield for the wheat crop was 3.0 tons per hectare, 32.8% higher than the previous harvest year. Planting for the 2017/18 harvest year will begin in May 2017 favored by abundant rainfalls from January to April 2017, which have replenished soil moisture levels.

Sunflower: The harvest of the sunflower crop began in late December 2016. As of the end of April 2017, 98.4% of sunflower had been harvested yielding an average of 1.8 tons per hectare, 3.0% higher compared with the 2015/16 season.

Rice: As of the end of March 2016, the rice harvest was almost complete, reaching 99.2% of total planted area. Harvested yields reached 5.9 tons per hectare, 16.5% above the previous harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop's cycle. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, which we expect will result in reduced water irrigation requirements and lower costs of labor and energy.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Gross Sales			
Farming	55,439	47,933	15.7%
Total Sales	**55,439**	**47,933**	**15.7%**
Adjusted EBITDA (1)			
Farming	19,651	26,204	(25.0%)
Land Transformation	-	-	-
Total Adjusted EBITDA (1)	**19,651**	**26,204**	**(25.0%)**
Adjusted EBIT (1)			
Farming	18,126	25,030	(27.6%)
Land Transformation	-	-	-
Total Adjusted EBIT (2)	**18,126**	**25,030**	**(27.6%)**

Adjusted EBIT(2) for the Farming business was $18.1 million in 1Q17, $6.9 million lower compared to 1Q16. This 27.6% decrease is primarily attributed to the crops and rice businesses, and is mostly temporal in nature due to seasonality and planting/harvesting cycles. Therefore we expect stronger performance in the upcoming quarters.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 22 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming business. We note that different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. However, under this model operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

6

1Q17

In the case of the Crops business, performance in the quarter was negatively affected by the delay in soybean and corn planting due to excess rains at the beginning of the year. Although yield potential is not at risk, the delay pushes margin recognition towards the second and third quarters. In addition, the real appreciation of the Argentine peso has increased our costs of production in dollar terms and decreased our margins.

Regarding the Rice business, despite an 16.5% increase in yields for 1Q17 compared to 1Q16, farm margins were $2.5 million lower than the previous year as a result of higher productions costs explained by (i) an increase in harvesting expenses due to rains; and (ii) the appreciation of the Argentine peso. In addition, white rice sales volumes were 21.1% lower than last year due to the schedule of shipments, but prices were 14.6% higher and are expected to continue increasing. Therefore, as we ramp up sales during the rest of the year, we expect financial performance to improve.

The Dairy business reported solid performance during 1Q17, driven by high productivity and rising prices. Adjusted EBITDA was $2.0 million, $1.9 million higher year-over-year.

Crops Segment

Crops - Highlights				
	metric	**1Q17**	**1Q16**	**Chg %**
Gross Sales	*$ thousands*	25,196	21,949	14.8%
	thousand tons	137.5	104.5	31.5%
	$ per ton	183.3	210.0	(12.7%)
Adjusted EBITDA	*$ thousands*	12,520	16,975	(26.2%)
Adjusted EBIT	***$ thousands***	**12,185**	**16,652**	**(26.8%)**
Planted Area (1)	*hectares*	224,716	210,556	6.7%

(1) Does not include second crop planted area.

Adjusted EBIT in our Crops segment reached $12.2 million in 1Q17, marking a 26.8% decrease compared to the same period of last year. The decrease is primarily the result of two main factors. First, we recognized a decrease of $4.1 million in margin recognition as a result of a delay in the seeding of corn and soybean second crop due to excess humidity. Despite the fact that the percentage of hectares with significant biological growth did not vary significantly from 1Q16 to 1Q17, the crops growing in the fields as of March 31, 2017, are in an earlier growth stage compared to a year ago. Although crop yield potential is essentially the same, less margin was recognized in changes in fair value. Second, we recorded a $0.4 million increase in selling and administrative expenses as a result of the appreciation of the Argentine peso in real terms. These effects were partially offset by a $2.9 million gain derived from the mark-to-market effect of our commodity hedge position.

7

adecoagro 1Q17

Crops - Changes in Fair Value Breakdown										
1Q17	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2016/17 Harvest Year									
Total Planted Area	*Hectares*	**54,768**	**30,604**	**44,527**	**9,982**	**39,100**	**5,454**	**2,640**	**187,075**
Area planted in initial growth stages	*Hectares*	-	2,183	569		-	-	**2,640**	5,392
Area planted with significant biological growth	*Hectares*	51,084	28,251	37,398	9,982	-	33	-	126,748
Changes in Fair Value 1Q17 from planted area 2016/17 (i)	***$ thousands***	**3,286**	**1,618**	**4,292**	**1,421**	**-**	**11**	**-**	**10,628**
Area harvested in previous period	*Hectares*	-	-	-	-	37,601	844	-	38,445
Area harvested in current period	Hectares	3,684	170	6,560	-	1,499	4,577	-	16,491
Changes in Fair Value 1Q17 from harvested area 2016/17 (ii)	***$ thousands***	**657**	**29**	**926**	**-**	**(857)**	**514**	**-**	**1,269**
Total Changes in Fair Value in 1Q17 (i+ii)	***$ thousands***	**3,943**	**1,647**	**5,218**	**1,421**	**(857)**	**525**		**11,897**

The table above shows the gains or losses from crop production generated during 1Q17. A total of 187,075 hectares were planted in the 2016/17 crop season. As of March 31, 2016, 126,748 hectares had attained significant biological growth generating Changes in Fair Value of biological assets of $10.6 million, as opposed to $12.8 million during 1Q16.

Harvest operations for our 2016/17 crops are underway. As we complete the harvest we expect to see improved yields in most of our crops. A total of 16,491 hectares of soybean, corn, wheat and sunflower were harvested during 1Q17, generating Changes in Fair Value of Agricultural Produce of $1.3 million. As of 1Q16, we had harvested 23,538 hectares generating Changes in Fair Value of Agricultural Produce of $3.3 million. As described above, this is mainly explained by the delay in crop seeding in this harvest year due to abundant rains. Nonetheless, the crops are currently in very good conditions and we expect above average productivity.

As a result of these two effects, Total Changes in Fair Value in 1Q17 reached $11.9 million, compared to $16.0 million in 1Q16.

Crops - Gross Sales Breakdown									
	Amount ($ '000)			Volume			$ per unit		
Crop	1Q17	1Q16	Chg %	1Q17	1Q16	Chg %	1Q17	1Q16	Chg %
Soybean	5,362	6,208	(13.6%)	16,668	25,739	(35.2%)	322	241	33.4%
Corn (1)	9,414	7,217	30.4%	56,242	42,086	33.6%	167	171	(2.4%)
Wheat (2)	9,700	3,990	143.1%	63,507	25,969	144.6%	153	154	(0.6%)
Sunflower	422	3,104	(86.4%)	1,193	10,005	(88.1%)	354	310	14.0%
Cotton Lint	-	835	(100.0%)	-	715	(100.0%)	n.a	1,168	n.a
Others	298	595	(49.9%)						
Total	**25,196**	**21,949**	**14.8%**	**137,610**	**104,515**				

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Sales in 1Q17 were 14.8% higher than 1Q16 primarily driven by higher physical sales volumes of corn and wheat coupled with higher selling prices for soybean and sunflower.

8

adecoagro
1Q17

Rice Segment

Rice - Highlights	metric	1Q17	1Q16	Chg %
Gross Sales	*$ thousands*	19,260	20,549	(6.3%)
Gross Sales of White Rice	*$ thousands*	17,475	19,329	(9.6%)
	thousand tons (1)	57.3	72.7	(21.1%)
	$ per ton	305	266	14.6%
Gross Sales of By-products	*$ thousands*	1,785	1,220	46.3%
Adjusted EBITDA	*$ thousands*	4,732	8,578	(44.8%)
Adjusted EBIT	***$ thousands***	**3,810**	**8,023**	(52.5%)
Area under production (2)	*hectares*	39,392	39,600	(0.5%)
Rice Mills				
Total Rice Produced	*thousand tons (1)*	56.7	39.9	42.0%
Ending stock	*thousand tons (1)*	29.6	32.9	(10.2%)

(1) Of rough rice equivalent.

Financial performance of our Rice segment during 1Q17 is primarily explained by the harvest of the 2016/17 rice crop and to a lesser extent by the sales of processed rice and by-products.

In our farm operations we successfully harvested 39,392 hectares of rice with an average yield of 5.9 tons/ha, 16.5% higher compared to the 2015/16 harvest. The rice harvest resulted in Changes in Fair Value of Agricultural Produce of $6.0 million compared to $8.5 million last season. The decrease in rice margins is primarily explained by higher production costs in dollar terms as a result of (i) an increase in harvesting expenses due to abundant rains, and (ii) the appreciation of the Argentine peso in real terms; and partially offset by (iii) a reduction in water pumping costs due to a replacement of diesel engines with electric pumps.

In terms of sales of processed rice, we sold 57.3 thousand tons of white rice in 1Q17, compared to 72.2 thousand tons in 1Q16. Overall, gross sales reached $19.3 million, 6.3% lower than 1Q16, primarily as a result of a 21.1% decrease in selling volumes partially offset by a 14.6% increase in selling prices, measured in USD. We expect white rice prices to remain more competitive than in 2016 as a result of a favorable global supply and demand outlook. As we ramp up sales volumes during the upcoming quarters, we expect to make up for the lower financial performance reported in 1Q17.

9

adecoagro
1Q17

Dairy Segment

Dairy - Highlights				
	metric	**1Q17**	**1Q16**	**Chg %**
Gross Sales	*$ thousands* (1)	10,812	5,169	109.2%
	million liters (2)	27.6	21.5	28.2%
	$ per liter (3)	0.36	0.21	74.4%
Adjusted EBITDA	*$ thousands*	2,278	367	520.7%
Adjusted EBIT	***$ thousands***	**2,040**	**124**	**1,545.2%**
Milking Cows	*Average Heads*	6,774	6,746	0.4%
Cow Productivity	*Liter/Cow/Day*	35.5	35.0	1.5%
Total Milk Produced	*million liters*	21.6	21.5	0.8%

(1) Includes (i) $0.8 million from sales of culled cows in 4Q16 and $0.9 million in 4Q15, (ii) $0.05 million from sales of whey 4Q16; and (iii) $3.2 million from sales of powder milk in 4Q16. Includes (i)$3.1 million from the sales of culled cows in 2016 and $3.7 million in 2015; (ii)$0.1million from the sales of whey in 2016 and $4.8 million form the sales of powder milk in 2016 and $1.2million in 2015
(2) Selling volumes include (i) 8.1million liters of powder milk in 4Q16 . Includes 13.2 million liters of powder milk in 2016 and 3.3 million in 2015.
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Milk production reached 21.6 million liters in 1Q17, slightly above 1Q16. This increase is attributable to a 0.4% increase in our dairy cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities, and enhanced by a 1.5% increase in cow productivity. Average productivity grew from 35.0 liters per cow per day in 1Q16 to 35.5 liters in 1Q17.

Gross Sales in 1Q17 reached $10.8 million, 109.2% higher year-over-year. The growth in sales is explained by a 28.2% increase in sales volumes and a 74.4% increase in milk prices. Milk prices rallied to 0.36 USD/liter driven by: (i) a significant decrease in Argentina's milk supply in 2017 as a result of excess rains during January and February which negatively affected cow comfort and access to feed; and (ii) rising international powder milk prices. As a result, Adjusted EBIT in the quarter was $2.0 million, marking a 1,545.2% increase year-over-year.

All Other Segments

All Other Segments - Highlights				
	metric	**1Q17**	**1Q16**	**Chg %**
Gross Sales	*$ thousands*	171	266	(35.7%)
Adjusted EBITDA	*$ thousands*	121	285	(57.5%)
Adjusted EBIT	*$ thousands*	**91**	**232**	**(60.8%)**

All Other Segments encompasses our cattle and coffee operations. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and as a result is leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segment during 1Q17 was $0.1 million, compared to $0.2 in 1Q16.

10

adecoagro
1Q17

Land transformation business

Land transformation - Highlights				
	metric	**1Q17**	**1Q16**	**Chg %**
Adjusted EBITDA	*$ thousands*	-	-	- %
Adjusted EBIT	***$ thousands***	**-**	**-**	**- %**
Land sold	*Hectares*	-	-	- %

There were no farm sales during 1Q17 and 1Q16. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by land transformation activities and allocate its capital to other farms or projects with higher risk-adjusted returns, thereby enhancing return on invested capital.

11

adecoagro
1Q17

Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information				
	metric	1Q17	1Q16	Chg %
Milling				
Sugarcane Milled	***tons***	**1,460,668**	**1,504,053**	**(2.9%)**
Own Cane	*tons*	*1,238,748*	*1,449,457*	*(14.5%)*
Third Party Cane	*tons*	*221,920*	*54,596*	*306.5%*
Production				
Sugar	tons	59,684	61,337	(3%)
Ethanol	*M3*	61,081	60,211	1%
Hydrous Ethanol	*M3*	*40,819*	*41,592*	*(2%)*
Anhydrous Ethanol	*M3*	*20,263*	*18,619*	*9%*
TRS Equivalent Produced	tons	166,247	166,396	(0.1%)
Sugar mix in production		*38%*	*39%*	*(3%)*
Ethanol mix in production		*62%*	*61%*	*2%*
Energy Exported (sold to grid)	*MWh*	104,969	67,987	54.4%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*71.9*	*45.2*	*59.0%*
Agricultural Metrics				
Harvested area	*Hectares*	13,166	14,146	(6.9%)
Yield	*tons/hectare*	94.1	102.3	(8.0%)
TRS content	*kg/ton*	110.0	107.2	2.6%
TRS per hectare	*kg/hectare*	10,353	10,965	(5.6%)
Mechanized harvest	*%*	99.9%	99.7%	0.3%
Area				
Sugarcane Plantation	*hectares*	136,384	130,637	4.4%
Expansion & Renewal Area	hectares	5,513	3,673	50.1%

Rains in our cluster in Mato Grosso do Sul during November 2016 through March 2017 were 25% below the 10-year average. Therefore, we decided to fine-tune our harvest schedule in order to maximize sugarcane productivity throughout the year. As a result, we decided to slowdown the pace of crushing during the first quarter, and only crush: (i) our own sugarcane that has grown between 16-18 months ("*cana de dois veroes*"); and (ii) sugarcane purchased from third parties. This strategy will allow our traditional 12-month sugarcane to grow an additional 2 or 3 months, and benefit from normalized rains during March and April. At the same time, any down time was used to anticipate "off-season" maintenance of industrial equipment, agricultural machinery and most importantly sugarcane replanting.

Despite our decision to decelerate the milling pace, we were able to crush a total of 1.5 million tons during 1Q17, essentially in line year-over-year. In terms of third-party sugarcane, we were able to find attractive opportunities to purchase sugarcane from neighboring mills and farmers at very competitive prices. Purchases of third-party sugarcane reached 221.9 thousand tons, 306.5% higher year-over-year.

In spite of dry weather during summer months, sugarcane yields during the quarter reached 94.1 tons/ha, significantly above the 5-year average yield for Brazil's center-south region. This is explained by our focus on

12

adecoagro
1Q17

enhancing sugarcane quality and treatment. Yields fell 8.0% compared to our yields in 1Q16 as a result of above average rainfalls during November 2015 through February 2016. In terms of sugar content, TRS during the quarter increased to 110.0 kg/ton, 2.6% higher than 1Q16.

Product mix during 1Q17 was slanted 62% towards ethanol and 38% sugar. This is mainly explained by the quality of sugarcane during summer, which is more suitable for producing ethanol. In addition, we obtain important tax benefits for our ethanol sales. We produced 59,684 tons of sugar and 61,081 m3 of ethanol.

Our cogeneration efficiency ratio was 71.9K KWh per ton, an all-time record and 59.0% higher year-over-year. This was primarily achieved by burning a stockpile of bagasse that was carried over from last year as we expected energy prices to increase as a result of the low level of rains recorded during the last quarter of 2016.

As of March 31, 2017, the size of our sugarcane plantation was 136,384 hectares, representing a 4.4% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q17 we planted a total of 5,513 hectares of sugarcane. Of this total area, 1,793 hectares correspond to expansion areas. These hectares are related to the expansion of our cluster, which we announced in 4Q16. The balance corresponds to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Net Sales (1)	104,422	69,296	50.7%
Margin on Manufacturing and Agricultural Act. Before Opex	21,724	20,746	4.7%
Adjusted EBITDA	**30,264**	**22,088**	**37.0%**
Adjusted EBITDA Margin	*29.0%*	*31.9%*	*(9.1%)*
Adjusted EBITDA Margin (net of third party commercialization)	*33.2%*	*37.4%*	*(11.5%)*

(1) Net Sales are calculated as Gross Sales net of sales taxes.

Net sales in 1Q17 reached $104.4 million, 50.7% above 1Q16. The increase in net sales was driven by the combination of (i) higher average realized selling prices for sugar, ethanol and energy, which increased 57.9%, 18.5%; and 27.0% year-over-year, respectively; and (ii) higher sugar, ethanol and energy sales volumes. The growth in revenues was partially offset by (i) higher production costs; and (ii) a $2.7 million loss from Changes in Fair Value of Agricultural Produce for our sugarcane plantation; resulting in a 4.7% increase in our Margin on Manufacturing and Agricultural Activities.

Adjusted EBITDA during 1Q17 reached $30.3 million, $8.2 million or 37.0% higher than 1Q16. In addition to all the positive and negative drivers described above, Adjusted EBITDA was boosted by a $14.2 million gain from the mark-to-market effect of our sugar derivative hedge position. As of March 31, 2017, we had 368 thousand tons of sugar hedged at an average price of 19.3 US cents/lb.

In 1Q17, we engaged in the commercialization of 27,863 tons of sugar from third parties as well as 22,672 MWh of energy. Although these transactions contribute positively to our overall profitability, EBITDA margins

13

adecoagro
1Q17

for these transactions are considerably lower than the margins from core production. Adjusted EBITDA margin net of third party commercialization reached 33.2%, 418 bps above reported margin.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)	$ thousands			Units			($/unit)		
	1Q17	1Q16	Chg %	1Q17	1Q16	Chg %	1Q17	1Q16	Chg %
Sugar (tons)(2)	46,878	28,179	66.4%	106,169	100,751	5.4%	442	280	57.9%
Ethanol (cubic meters)	51,931	38,783	33.9%	94,880	83,947	13.0%	547	462	18.5%
Energy (Mwh)(3)	5,612	2,335	140.4%	125,670	66,386	89.3%	45	35	27.0%
TOTAL	**104,422**	**69,296**	**50.7%**						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

Sugar sales volumes grew 5.4% year-over-year, reaching 106,169 tons. This increase was achieved despite (i) lower sugarcane crushing and sugar production mix; and (ii) lower third party sales. Our average realized sugar price during the quarter was $442 per ton, marking a 57.9% increase compared to 1Q16, which resulted in a 66.4% increase in net sales.

Ethanol sales volumes increased 13.0% in 1Q17 compared to 1Q16. Average selling prices in USD in 1Q17 were 18.5% higher than 1Q16, resulting in an 33.9% increase in net sales.

In the case of energy, sales volumes grew 89.3% year-over-year mainly as a result of our strategy to stockpile bagasse in December 2016 and burn it in 1Q17 as we expected higher energy prices. Average energy prices during 1Q17 reached 45 USD/MWh, 27.0% higher year-over-year, resulting in a 140.4% increase in net sales. As a result of below average rains in the south of Brazil during the first months of the year, spot energy prices have been rallying, reaching over 350 BRL/MWh in April. We expect prices to remain strong throughout the year.

Sugar, Ethanol & Energy - Total Production Costs			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Industrial costs	7,007	5,678	23.4%
Agricultrual costs	36,533	23,459	55.7%
Harvest costs	*19,718*	*15,587*	*26.5%*
Cane from 3rd parties	*5,239*	*1,096*	*377.9%*
Leasing costs	*4,557*	*4,137*	*10.1%*
Maintenance costs	*7,019*	*2,639*	*166.0%*
Total Production Costs	**43,540**	**29,138**	**49.4%**
Total producton costs per ton of sugarcane crushed (USD/ton)	*30*	*19*	53.9%
Total producton costs per ton of sugarcane crushed (BRL/ton)	*95*	*76*	24.3%

As shown in the table above, production costs per ton of sugarcane crushed during 1Q17 reached 30 USD/ton, marking a 53.9% increase compared to 1Q16. This is mainly explained by: (i) the appreciation of the Brazilian Real, which has increased costs in dollar terms; (ii) a 377.9% increase in third-party sugarcane purchases, driven by our strategy to postpone the harvest of our own cane and maximize milling of cane from suppliers coupled with higher sugarcane prices (CONSECANA index); (iii) an increase in industrial costs

14

1Q17

mainly driven by the increase in CONSECANA prices; and (iv) the impact of inflation cost adjustments, mainly related to labor.

We expect unitary production costs to decrease as the pace of the harvest accelerates and utilization rates reach full capacity.

Sugar, Ethanol & Energy - Changes in Fair Value			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Changes in FV Harvested Sugarcane (Agricultural Produce)	**7,406**	**3,891**	**90.3%**
Changes in FV Unharvested Sugarcane	**(10,084)**	**(3,077)**	**(227.8%)**
Sugarcane Valuation DCF as of current period (USD)	81,406	74,127	9.8%
Sugarcane Valuation DCF as of current period (USD/ha)	*603*	*591*	*2.1%*
Sugarcane Valuation DCF as of last period (USD)	82,380	59,077	39.4%
Sugarcane Valuation DCF as of last period (USD/ha)	*616*	*470*	*31.1%*
Total Changes in Fair Value	**(2,678)**	**814**	**n.a**

The table above shows the breakdown of Changes in Fair Value of our sugarcane plantation.

Changes in Fair Value of harvested sugarcane or "agricultural produce" reached $7.4 million in 1Q17, $3.5 million higher than the previous quarter. The increase is explained primarily by the increase in both sugar and ethanol prices, which increase the price of sugarcane according to the CONSECANA price formula. Harvested sugarcane is transferred from our farms to the mill at the CONSECANA price index. This was partially offset by the increase in agricultural production costs per ton of sugarcane harvested as explained in the table above.

Changes in fair value of unharvested sugarcane (cane growing on the fields and expected to be harvested over the next 12-months) in 1Q17 was a loss of $10.1 million. This is primarily explained by: (i) lower projected sugar prices for the next 12-months; and (ii) the appreciation of the Brazilian Real, which results in lower sugar and sugarcane prices in local currency. These variables were partially offset by (iii) higher expected yields due to lower crop risk as we reach harvest time; and (iv) slightly lower projected production costs.

Total Changes in Fair Value of Biological Assets during 1Q17 was a loss of $2.7 million, compared to a 0.8 million gain in 1Q16.

Corporate Expenses

Corporate Expenses			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Corporate Expenses	(5,158)	(5,079)	(1.6%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease

15

adecoagro
1Q17

expenses, among others. As shown on the tables above corporate expenses in 1Q17 amounted to $ 5.2 million, essentially in line with the same period last year.

Other Operating Income

Other Operating Income			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	16,274	(170)	- %
(Loss) from forward contracts	7	(63)	(111.1%)
Gain from disposal of other property items	(557)	134	(515.7%)
Gain from disposal of financial assets	(3,247)	-	- %
Other	795	157	406.4%
Total	**13,272**	**58**	**22,782.8%**

Other Operating Income in 1Q17 marked a $13.3 million gain compared to a virtually nil in 1Q16. The increase is fully explained by a $16.3 million gain derived from the mark-to-market effect of our commodity derivatives hedge position, particularly related to sugar.

Financial Results

Financial Results			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Interest Expenses, net	(11,831)	(7,530)	(57.1%)
Cash Flow Hedge - Transfer from Equity	666	(4,975)	113.4%
FX (Losses), net	(3,684)	(9,862)	62.6%
Gain from derivative financial Instruments	(1,703)	1,155	(247.4%)
Taxes	(517)	(513)	(0.8%)
Other Expenses, net	(261)	(2,843)	90.8%
Total Financial Results	**(17,330)**	**(24,568)**	**29.5%**

Our net financial results in 1Q17 show a loss of $17.3 million, compared to a loss of $24.6 million in 1Q16. The financial results loss is primarily composed of:

(i) Interest expense: our net interest expense in 1Q17 was $11.6 million, 53.5% or $4.0 million higher year-over-year explained by: (a) the appreciation of the Brazilian Real and the Argentine Peso during the quarter; and (b) a slight increase in the cost of our debt compared to 1Q16.

(ii) Foreign exchange losses (composed of "Cash Flow Hedge – Transfer from Equity"(1) and "Fx Gain/Loss" line items) that reflect the impact of foreign exchange variations on our dollar denominated assets and liabilities. Foreign exchange losses stood at $3.0 million in 1Q17 compared to a $14.8 million loss in 1Q16. The improvement in foreign exchange results is explained by the appreciation of the Argentinian Peso and the Brazilian Real throughout the quarter, compared to a devaluation during 1Q16.

16

adecoagro
1Q17

Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward contracts and derivative instruments to mitigate swings in commodity prices by locking-in margins and stabilizing profits and cash flow.

The table below shows the average selling prices of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of March 31, 2017

Farming	Consolidated Hedge Position		
	Volume (1)	Avg. FAS Price USD/Ton	CBOT FOB USD/Bu
2015/2016 Harvest season			
Soybeans	220,208	266.4	1,028.2
Corn	235,715	163.7	405.6
2016/2017 Harvest season			
Soybeans	115,560	234.4	927.0
Corn	84,300	186.5	481.4
2017/2018 Harvest season			
Soybeans	-	n.a.	n.a.
Corn	11,684	154.0	392.8

Sugar, Ethanol & Energy	Consolidated Hedge Position		
	Volume (1)	Avg. FOB Price USD/Unit	ICE FOB Cents/Lb
2016/2017 Harvest season			
Sugar (tons)	367,500	423.6	19.2
Ethanol (m3)	428,049	493.8	n.a
Energy (MW/h) (2)	744,294	57.3	n.a
2017/2018 Harvest season			
Sugar (tons)	154,737	407.2	18.5
Ethanol (m3)	26,489	566	n.a
Energy (MW/h) (2)	512,789	61.0	n.a

(1) Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).
(2) Energy prices were converted to USD @ an Fx of R/USD 3.20

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

17

1Q17

Indebtedness

Net Debt Breakdown					
$ thousands	**1Q17**	**4Q16**	**Chg %**	**1Q16**	**Chg %**
Farming	**152,849**	**102,097**	**49.7%**	**116,993**	**30.6%**
Short term Debt	95,527	44,546	114.4%	101,538	(5.9%)
Long term Debt	57,322	57,551	(0.4%)	15,455	270.9%
Sugar, Ethanol & Energy	**642,981**	**533,298**	**20.6%**	**677,891**	**(5.1%)**
Short term Debt	134,686	160,545	(16.1%)	181,642	(25.9%)
Long term Debt	508,295	372,753	36.4%	496,250	2.4%
Total Short term Debt	**230,213**	**205,091**	**12.2%**	**283,179**	**(18.7%)**
Total Long term Debt	**565,617**	**430,304**	**31.4%**	**511,705**	**10.5%**
Gross Debt	**795,830**	**635,395**	**25.2%**	**794,884**	**0.1%**
Cash & Equivalents	231,321	158,568	45.9%	223,688	3.4%
Net Debt	**564,509**	**476,827**	**18.4%**	**571,196**	**(1.2%)**
EOP Net Debt / Adj. EBITDA LTM	***1.88x***	***1.6x***	***17.8%***	***2.61x***	***(27.8%)***

Adecoagro's net debt as of 1Q17 was $564.5 million, 1.2% lower than 1Q16 and 18.4% higher than 4Q16.

As of March 31, 2017, outstanding debt related to our Farming business was $152.8 million, increasing 49.7% or $50.8 million quarter-over-quarter. From a seasonality point of view, the first quarter has the highest working capital requirements, since all of our crops are planted and most costs incurred, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt. On a year-over-year basis, debt increased by 30.6% or $35.9 million.

In the Sugar and Ethanol business, debt as of March 31, 2017 increased by 20.6% or $109.7 million quarter-over-quarter. This increase is related to working capital seasonality, since during the first quarter we usually incur a large proportion of crop treatment expenses and maintenance capex related to sugarcane replanting and reparations of industrial equipment and machinery.

Cash and equivalents as of March 31, 2017, stood at $231.3 million, 45.9% higher than 4Q16. Year-over-year cash and cash equivalents increased by 3.4%.

The charts depicted below show our debt profile on a consolidated basis. As of March 31, 2017, 71.1% of our debt was long term and 28.9% short term. Our debt currency breakdown stands 24.8% in Brazilian Reals, 74.6% in US dollars and 0.6% in Argentine pesos.


29%
71%
Short Term
Long Term


25%
75%
BRL
USD

18

adecoagro
1Q17

Capital Expenditures & Investments

Capital Expenditures & Investments			
$ thousands	**1Q17**	**1Q16**	**Chg %**
Farming & Land Transformation	**3,694**	**1,185**	**211.8%**
Expansion	2,467	807	205.9%
Maintenance	1,227	378	224.5%
Sugar, Ethanol & Energy	**54,843**	**28,729**	**90.9%**
Maintenance	45,289	20,437	121.6%
Planting	12,659	6,723	88.3%
Industrial & Agricultural Machinery	32,630	13,714	137.9%
Expansion	9,554	8,292	15.2%
Planting	5,608	4,503	24.5%
Industrial & Agricultural Machinery	3,947	3,789	4.1%
Total	**58,537**	**29,914**	**95.7%**

Adecoagro's capital expenditures during 1Q17 totaled $58.5 million, 95.7% higher compared to 1Q16.

The Sugar, Ethanol and Energy business accounted for 94% or $54.8 million of total capex. Expansion capex reached $9.6 million, mainly related to new sugarcane hectares planted to supply our growing industrial capacity. Maintenance capex increased by 121.6%, reaching $45.3 million, primarily explained by our decision to slowdown sugarcane milling during the quarter, and at the same time accelerate the annual maintenance program both at the agricultural and industrial level. In the case of sugarcane replanting, we renewed 5,513 hectares during 1Q17, 20% higher compared to the same period of last year.

Farming and Land transformation expenditures accounted for 6% or $2.5 million of total capex in 1Q17. The principal investment corresponds to the dairy business, where we are currently building a bio-digester to co-generate electricity from cow manure. We believe this project will enhance the sustainability of our free-stall dairy operation, increase our returns through the sales of excess power to the grid and at the same time reduce operational risks related to energy supply.

19

adecoagro
1Q17

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**1Q17**	**1Q16**	**% Chg**	**1Q17**	**1Q16**	**% Chg**
Soybean	*tons*	52,154	24,746	110.8%	3,562	5,360	(33.5%)
Corn (1)	*tons*	27,675	19,534	41.7%	3,589	2,474	45.0%
Wheat (2)	*tons*	29,848	53,454	(44.2%)	3,662	6,311	(42.0%)
Sunflower	*tons*	7,645	4,095	86.7%	2,790	1,110	151.3%
Cotton lint	*tons*	-	691	(100.0%)	-	646	(100.0%)
Rough Rice(3)	*tons*	29,571	32,938	(10.2%)	6,153	6,034	2.0%
Sugar	*tons*	30,434	16,009	90.1%	8,615	3,231	166.6%
Ethanol	*m3*	44,623	20,340	119.4%	21,812	7,914	175.6%
Total		**221,949**	**171,808**	29.2%	**50,183**	**33,082**	51.7%

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 1Q17 and 1Q16 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or sales for each product.

20

Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. 21

Reconciliation of Non-IFRS measures To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release: Adjusted EBITDA Adjusted EBIT Adjusted EBITDA margin Net Debt Net Debt to Adjusted EBITDA In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures. There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.” We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries.” We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), 22 asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS. We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies. Reconciliation of both Adjusted EBITDA and Adusted EBIT starts on page 24. Net Debt & Net Debt to Adjusted EBITDA Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA. We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations. Reconciliation - Net Debt $thousands 1Q17 1Q16 Net Debt 564,509 476,827 Cash and cash equivalents 231,321 158,568 Total Borrowings 795,830 635,395 23

adecoagro
1Q17

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q17

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	25,196	19,260	10,812	171	55,439	110,652	-	-	166,091
Cost of goods sold and services rendered	(25,136)	(17,436)	(10,485)	(56)	(53,113)	(86,249)	-	-	(139,362)
Initial recog. and changes in FV of BA and agricultural produce	11,897	6,022	1,941	184	20,044	(2,679)	-	-	17,365
Gain from changes in NRV of agricultural produce after harvest	(227)	-	-	-	(227)	-	-	-	(227)
Margin on Manufacturing and Agricultural Act. Before Opex	**11,730**	**7,846**	**2,268**	**299**	**22,143**	**21,724**	**-**	**-**	**43,867**
General and administrative expenses	(673)	(1,125)	(239)	(43)	(2,080)	(6,865)	-	(5,072)	(14,017)
Selling expenses	(1,032)	(3,085)	(239)	(4)	(4,360)	(11,606)	-	(48)	(16,014)
Other operating income, net	2,160	174	250	(161)	2,423	10,887	-	(38)	13,272
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**12,185**	**3,810**	**2,040**	**91**	**18,126**	**14,140**	**-**	**(5,158)**	**27,108**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**12,185**	**3,810**	**2,040**	**91**	**18,126**	**14,140**	**-**	**(5,158)**	**27,108**
(-) Depreciation and Amortization	335	922	238	30	1,525	16,124	-	-	17,649
Adjusted EBITDA	**12,520**	**4,732**	**2,278**	**121**	**19,651**	**30,264**	**-**	**(5,158)**	**44,757**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									44,757
(+) Depreciation									(17,649)
(+) Financial result, net									(17,330)
(+) Income Tax (Charge)/Benefit									(3,811)
Profit/(Loss) for the Period									**5,967**

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	21,949	20,549	5,169	266	47,933	73,551	-	-	121,484
Cost of goods sold and services rendered	(21,805)	(18,414)	(5,153)	(32)	(45,404)	(53,619)	-	-	(99,023)
Initial recog. and changes in FV of BA and agricultural produce	16,040	8,479	434	66	25,019	814	-	-	25,833
Gain from changes in NRV of agricultural produce after harvest	2,659	-	-	-	2,659	-	-	-	2,659
Margin on Manufacturing and Agricultural Act. Before Opex	**18,843**	**10,614**	**450**	**300**	**30,207**	**20,746**	**-**	**-**	**50,953**
General and administrative expenses	(575)	(626)	(256)	(58)	(1,515)	(3,666)	-	(5,123)	(10,304)
Selling expenses	(793)	(2,164)	(101)	(11)	(3,069)	(7,942)	-	(25)	(11,036)
Other operating income, net	(823)	198	31	1	(593)	582	-	69	58
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	**16,652**	**8,022**	**124**	**232**	**25,030**	**9,720**	**-**	**(5,079)**	**29,671**
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**16,652**	**8,022**	**124**	**232**	**25,030**	**9,720**	**-**	**(5,079)**	**29,671**
(-) Depreciation and Amortization	323	555	243	53	1,174	12,368	-	-	13,542
Adjusted EBITDA	**16,975**	**8,577**	**367**	**285**	**26,204**	**22,088**	**-**	**(5,079)**	**43,213**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									43,213
(+) Depreciation									(13,542)
(+) Financial result, net									(24,568)
(+) Income Tax (Charge)/Benefit									(2,351)
Profit/(Loss) for the Period									**2,752**

24

Condensed Consolidated Interim Financial Statements Condensed Consolidated Interim Statement of Income Statement of Income $thousands 1Q17 1Q16 Chg% Sales of goods and services rendered 166,091 121,484 36.7% Cost of goods sold and services rendered (139,362) (99,023) 40.7% Initial recognition and Changes in fair value of biological assets and agricultural produce 17,365 25,833 (32.8%) Changes in net realizable value of agricultural produce after harvest (227) 2,659 (108.5%) Margin on Manufacturing and Agricultural Activities Before Operating Expenses 43,867 50,953 -13.9% General and administrative expenses (14,017) (10,304) 36.0% Selling expenses (16,014) (11,036) -% Other operating income, net 13,272 58 n.a Share of loss of joint ventures - - n.a Profit from Operations Before Financing and Taxation 27,108 29,671 (8.6%) Finance income 2,112 4,145 (49.0%) Finance costs (19,442) (28,713) (32.3%) Financial results, net (17,330) (24,568) (29.5%) (Loss) / Profit Before Income Tax 9,778 5,103 91.6% Income tax (Benefit) / Expense (3,811) (2,351) 62.1% (Loss) / Profit for the Year 5,967 2,752 116.8% 25

adecoagro
1Q17

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	1Q17	1Q16	Chg %
Cash flows from operating activities:			
Profit for the period	5,967	2,752	116.8%
Adjustments for :			
Income tax benefit	3,811	2,351	62.1%
Depreciation	17,458	13,429	30.0%
Amortization	191	113	69.0%
Gain from of disposal of other property items	557	(134)	(515.7%)
Equity settled share-based compensation granted	1,429	1,195	19.6%
Loss/(Gain) from derivative financial instruments and forwards	(14,571)	(922)	1,480.4%
Interest and other expense, net	12,024	8,787	36.8%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(5,843)	(20,174)	(71.0%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	174	704	(75.3%)
Provision and allowances	68	1,722	(96.1%)
Share of loss from joint venture	-	-	-
Foreign exchange gains, net	3,684	9,862	(62.6%)
Cash flow hedge – transfer from equity	(666)	4,975	n.a
Discontinued operations	-	-	-
Subtotal	**24,283**	**24,660**	**(1.5%)**
Changes in operating assets and liabilities:			
Decrease in trade and other receivables	(20,864)	(28,654)	n.a
(Increase) in inventories	2,276	(15,072)	(115.1%)
Investment in other companies	-	-	
Decrease in biological assets	2,616	17,742	(85.3%)
Decrease in other assets	(17)	(51)	n.a
(Increase) in derivative financial instruments	8,066	(4,426)	n.a
Increase/(Decrease) in trade and other payables	(28,522)	9,437	(402.2%)
(Decrease)/Increase in payroll and social security liabilities	3,860	2,303	67.6%
Increase/(Decrease) in provisions for other liabilities	111	514	(78.4%)
Net cash generated in operating activities before interest and taxes paid	**(8,191)**	**6,453**	**(226.9%)**
Income tax paid	(278)	(66)	-
Net cash generated from operating activities	**(8,469)**	**6,387**	**(232.6%)**
Cash flows from investing activities:			
Continuing operations:			
Purchases of property, plant and equipment	(58,535)	(29,922)	95.6%
Purchases of intangible assets	(101)	(664)	(84.8%)
Interest received	1,422	2,796	(49.1%)
Proceeds from sale of property, plant and equipment	222	153	n.a
Net cash used in investing activities	**(56,992)**	**(27,637)**	**106.2%**
Cash flows from financing activities:			
Proceeds from equity settled share-based compensation exercised	-	152	-
Proceeds from long-term borrowings	149,801	40,167	272.9%
Payments of long-term borrowings	(45,567)	(27,200)	67.5%
Net increase in short-term borrowings	50,583	38,985	n.a
Interest paid	(10,046)	(8,765)	14.6%
Dividends paid to non-controlling interest	(659)	-	n.a
Purchase of own shares	(1,230)	-	n.a
Payment of derivatives financial instruments	(2,704)	-	n.a
Net cash generated from financing activities	**140,178**	**43,339**	**223.4%**
Net increase/(decrease) in cash and cash equivalents	**74,717**	**22,089**	**238.3%**
Cash and cash equivalents at beginning of period	158,568	198,894	(20.3%)
Effect of exchange rate changes on cash and cash equivalents	(1,964)	2,705	n.a
Cash and cash equivalents at end of period	**231,321**	**223,688**	**3.4%**

26

Condensed Consolidated Interim Balance Sheet Statement of Financial Position $thousands March 31, 2017 December 31, 2016 Chg% ASSETS Non-Current Assets Property, plant and equipment 872,816 802,608 8.7% Investment property 2,752 2,666 3.2% Intangible assets 17,640 17,252 2.2% Biological assets 8,939 8,516 5.0% Investments in joint ventures - - n.a Deferred income tax assets 32,247 38,586 (16.4%) Trade and other receivables 20,279 17,412 16.5% Other assets 572 566 n.a Total Non-Current Assets 955,245 887,606 7.6% Current Assets Biological assets 138,943 136,888 1.5% Inventories 118,431 111,754 6.0% Trade and other receivables 179,975 157,528 14.2% Derivative financial instruments 12,546 3,398 269.2% Other assets 46 24 91.7% Cash and cash equivalents 231,321 158,568 Total Current Assets 681,262 568,160 19.9% TOTAL ASSETS 1,636,507 1,455,766 12.4% SHAREHOLDERS EQUITY Capital and reserves attributable to equity holders of the parent Share capital 183,573 183,573 -Share premium 936,191 937,250 (0.1%) Cumulative translation adjustment (512,862) (527,364) (2.7%) Equity-settled compensation 18,647 17,218 8.3% Cash flow hedge (25,907) (37,299) (30.5%) Other reserves - - n.a Treasury shares (2,030) (1,859) (104.9%) Reserve from the sale of minority interests in subsidiaries 41,574 41,574 n.a Retained earnings 55,989 50,998 9.8% Equity attributable to equity holders of the parent 695,175 664,091 4.7% Non controlling interest 7,109 7,582 (6.2%) TOTAL SHAREHOLDERS EQUITY 702,284 671,673 4.6% LIABILITIES Non-Current Liabilities Trade and other payables 1,442 1,427 1.1% Borrowings 565,607 430,304 31.4% Deferred income tax liabilities 17,207 14,689 17.1% Payroll and social security liabilities 1,371 1,235 11.0% Derivatives financial instruments 978 662 Provisions for other liabilities 3,648 3,299 10.6% Total Non-Current Liabilities 590,253 451,616 30.7% Current Liabilities Trade and other payables 74,975 92,158 (18.6%) Current income tax liabilities 2,164 1,387 56.0% Payroll and social security liabilities 31,378 26,844 16.9% Borrowings 230,213 205,092 12.2% Derivative financial instruments 4,707 6,406 (26.5%) Provisions for other liabilities 533 590 (9.7%) Total Current Liabilities 343,970 332,477 3.5% TOTAL LIABILITIES 934,223 784,093 19.1% TOTAL SHAREHOLDERS EQUITY AND LIABILITIES 1,636,507 1,455,766 12.4% 27